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                                                        Investment Banking Group

                                                        5500 Sears Tower
                                                        Chicago, Illinois 60606
                                                        312 906 6200
                                                        FAX 312 906 6262

[Merrill Lynch Logo]

                                                        January 31, 1996

Board of Directors
DEKALB Genetics Corporation
3100 Sycamore Road
DeKalb, Illinois 60115

Gentlemen:

     DEKALB Genetics Corporation (the "Company") and Monsanto Company (the "Partner") propose to enter into certain agreements pursuant to which (i) the Company will issue shares of Class A voting stock, without par value (the "Class A Stock"), at a purchase price of $65 per share in cash (such shares to represent 10% of the outstanding shares of Class A Stock after expiration of the Offer and after giving effect to the issuance thereof) and 378,000 shares of Class B non-voting stock, without par value (the "Class B Stock"), at a purchase price of $65 per share in cash to the Partner pursuant to an Investment Agreement, dated January 31, 1996, between the Company and the Partner (the "Investment Agreement"); (ii) the Partner will make a tender offer to the holders of shares of Class B Stock for up to 1.8 million shares of the Class B Stock, at $71 per share, net to such holders in cash pursuant to the terms and conditions of the Investment Agreement; and (iii) the Company and the Partner will collaborate in the development and marketing of certain products pursuant to certain Collaboration and Licensing Agreements, dated January 31, 1996, between the Company and the Partner (the "Collaboration Agreements"). The transactions contemplated by the Investment Agreement and the Collaboration Agreements are collectively referred to herein as the "Transactions."

     You have asked us whether, in our opinion, the Transactions, taken as a whole, are fair to the Company and its shareholders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended August 30, 1995;

          (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

          (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects and the prospects of the relevant assets of the Partner;

          (4) Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

          (5) Compared the results of operations of the Company with that of certain companies which we deemed to be reasonably similar to the Company;
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          (6) Compared the proposed financial terms of the Transactions with the financial terms of certain other strategic alliances which we deemed to be relevant;

          (7) Reviewed drafts of the Collaboration Agreements and Investment Agreement dated January 31, 1996; and

          (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

     In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all information that was available to us from public sources and that was supplied or otherwise made available to us by the Company. We have not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the tangible or intangible assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company and the financial effects of the Collaboration Agreements. In connection with the preparation of this opinion, we have not been authorized to solicit, nor have we solicited or evaluated, any alternative transactions with third parties. Our opinion is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof.

     Our opinion set forth below is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company with respect to the Transactions or as to whether they should tender their shares of Class B Stock pursuant to the Offer.

     We have acted as financial advisor to the Board of Directors of the Company in connection with the Transactions and will receive a fee for our services, which is conditioned upon the completion of the Transactions. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company and the Partner for our or their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have, in the past, also provided financial advisory services to the Company and the Partner and have received fees for the rendering of such services.

     On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed Transactions, taken as a whole, are fair to the Company and its shareholders from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                                 SMITH INCORPORATED

                                          By /s/ Barbara Heffernan
                                            ------------------------------------
                                            Investment Banking Group